Contact

www.linkedin.com/in/james-poole-59745913 (LinkedIn)

Top Skills

Front Office

Rooms Division

Guest Service

Honors-Awards

Gold Key Award

Hotel of the Year 2011

Torchbearer Award

James Poole

Experienced Operations Executive

Greater Asheville

Experience

HotelierCo
Head of Operations
May 2023 - Present (1 year 11 months)

HCTV Ventures
President
May 2021 - Present (3 years 11 months)
Fairview, North Carolina, United States

12 Bones Brewing
Partner
October 2020 - December 2022 (2 years 3 months)
Asheville, North Carolina, United States

The Foundry Hotel Asheville, Curio Collection by Hilton
3 years 6 months

Asset Manager
December 2019 - July 2021 (1 year 8 months)
Asheville, North Carolina

General Manager
February 2018 - January 2020 (2 years)
Asheville, North Carolina

Adapted from a 20th century steel foundry, The Foundry Hotel (opened fall 2018) is the newest luxury property in Asheville, North Carolina. The 87-room luxury boutique hotel offers an authentically Asheville experience featuring immersive guest programming and a marketplace of regional products, along with a craft cocktail program and Appalachian-inspired restaurant led by famed local chef John Fleer.

Buncombe County Tourism Development Authority
Board Member
September 2019 - July 2021 (1 year 11 months)
Buncombe County, North Carolina

Valor Hospitality Partners
Corporate Director of Hotel Operations
January 2020 - March 2021 (1 year 3 months)

The Dewberry Charleston
Hotel Manager
May 2017 - February 2018 (10 months)
Charleston, South Carolina

Charlestowne Hotels - Innovative Hospitality Management
2 years

Area Manager
December 2016 - May 2017 (6 months)
Charleston, South Carolina Area

Area General Manager
March 2016 - December 2016 (10 months)
Charleston, South Carolina Area

In this role with Charlestowne hotels I am responsible for two properties.

The Shem Creek Inn, a 51 room waterfront hotel, that generates over 2.2mm in annual revenue. I joined the Charlestowne team in June of 2015 as the individual responsible for improving property operations, increasing annual revenue and working with the ownership to plan a comprehensive renovation scheduled to begin on November 1st, 2016. This property is the rate leader in the market with a consistent 1st place among all comp set hotels.

The Holiday Inn Express & Suites Mt. Pleasant, a 116 room hotel, that generates of 5mm in annual revenue. I was given responsibility for this property and promoted to Area GM in February of 2016 due to the property failing in all 5 of it's IHG Winning Metrics and losing significant market share due to new supply in the area. By April of 2016, the property was above the failing threshold for IHG Winning Metrics and within 3 months, the property is exceeding brand expectations in all categories. After making changes to the sales leadership at the property, the hotel has achieved a favorable RevPAR index for the rolling 3 months.

General Manager
June 2015 - March 2016 (10 months)
Charleston, South Carolina Area

The Shem Creek Inn, a 51 room waterfront hotel, that generates over 2MM in annual revenue. I joined the Charlestowne team in June of 2015 as the individual responsible for improving property operations, increasing annual revenue and working with the ownership to plan a comprehensive renovation scheduled to begin on November 1st, 2016. This property is the rate leader in the market with a consistent 1st place among all comp set hotels in RevPAR.

Pyramid Hotel Group
Director of Guest Service
July 2014 - June 2015 (1 year)
Orland, FL

In this role with Pyramid Hotel Group, I was responsible for the successful operation of the Front Desk, PBX, Bell and Valet departments at the 1004 room Double by Hilton at SeaWorld in Orlando, FL. During this time, SALT survey scores reached the highest 12 month average in the history of the hotel.

Loews Hotels
3 years 3 months

Assistant Director of Housekeeping
December 2012 - July 2014 (1 year 8 months)
Loews Royal Pacific Resort

My responsibility in this role was to provide leadership and accountability to a housekeeping team of 185 team members. During this time, cleanliness scores for the property improved over 2%, while labor costs decreased significantly based on the guidelines provided by Carpedia, a performance improvement firm..

Loews Regency Hotel Opening Team
January 2014 - February 2014 (2 months)
New York, New York

Rooms Division Reopening Team

Front Office Manager
May 2011 - November 2012 (1 year 7 months)
Hard Rock Hotel @ Universal Orlando Resort

650 Room 4-Diamond Resort

Interstate Hotels & Resorts
3 years 10 months

Front Office Manager

June 2010 - May 2011 (1 year)
Crowne Plaza Orlando Universal

Banquet Manager
November 2009 - June 2010 (8 months)
Crowne Plaza Orlando Universal

Guest Relations Manager
August 2008 - November 2009 (1 year 4 months)
Crowne Plaza Orlando Universal

Front Desk Supervisor
August 2007 - August 2008 (1 year 1 month)
Crowne Plaza Orlando Universal

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Education

University of Central Florida - College of Business Administration
· (2006)